November 20, 2020

VIA EDGAR

David Link
Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp.
Withdrawal of Underwriter Acceleration Letter dated November 19, 2020

Dear Mr. Link:

We hereby withdraw, with immediate effect, the Underwriter Acceleration Letter dated November 19, 2020 with respect to the Registration Statement on Form S-1, as amended (Registration No. 333-249067) of Spring Valley Acquisition Corp.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Chris McCabe
Name: Chris McCabe
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Serowik
Name: Jerry Serowik
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Withdrawal Request]